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                            [Letterhead of KPMG LLP]

To the Board of Directors
Norske Skog Canada Limited
9th Floor, 700 West Georgia Street
Vancouver, British Columbia
Canada V7J 1J7

We consent to the use of our report dated January 18, 2001, except as to Notes 19 and 21 which are as of September 1, 2001, with respect to the consolidated balance sheets of Norske Skog Canada Limited (the "Company") as at December 31, 2000 and June 30, 2000, and the related consolidated statements of earnings, retained earnings and cash flows for the six months ended December 31, 2000 and for each of the years in the three-year period ended June 30, 2000 included in this registration statement on Form F-4 and to the reference to our firm under the heading "Experts" in the Registration Statement.

/s/ KPMG LLP
Chartered Accountants
February 8, 2002